SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*


                             JACOBSON STORES INC.
                               (Name of Issuer)

                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                  469834 10 5
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                        (Continued on following pages)

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



CUSIP No. 469834 10 5                13G


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               MARK K. ROSENFELD


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]

                                                                 (b) [X]

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


                      5      SOLE VOTING POWER
NUMBER OF
SHARES                            1,501
BENEFICIALLY
OWNED BY              6      SHARED VOTING POWER
EACH
REPORTING                      1,095,536.3
PERSON
WITH                  7      SOLE DISPOSITIVE POWER

                                  1,501

                      8      SHARED DISPOSITIVE POWER

                               1,095,536.3

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,097,037.3


 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               19.0%


 12     TYPE OF REPORTING PERSON

               IN

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



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


Item 1(a).     Name of Issuer:

                      Jacobson Stores Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

                      3333 Sargent Road
                      Jackson, Michigan  49201-8847


Item 2(a).     Name of Person Filing:

                      Mark K. Rosenfeld


Item 2(b).     Business Address:

                      3333 Sargent Road
                      Jackson, Michigan  49201-8847


Item 2(c).     Citizenship:

                      United States


Item 2(d).     Title of Class of Securities:

                      Common Stock, $1 par value


Item 2(e).     CUSIP Number:

                      469834 10 5


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

                      (Inapplicable)



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



Item 4.        Ownership:

               (a) Amount Beneficially Owned:  1,097,037.3 shares

               (b) Percent of Class:  19.0%

               (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                                     1,501

                   (ii)   shared power to vote or to direct the vote:

                                 1,095,536.3*

                  (iii)   sole power to dispose or to direct the
                          disposition of:

                                     1,501

                   (iv) shared power to dispose or to direct the disposition of:

                                 1,095,536.3*

              *Includes 459 shares issuable on conversion of debentures
               (treated as if converted and subject to a Voting Agreement) and 7,250 stock option shares (treated as if exercised and subject to a Voting Agreement).

               Pursuant to Rule 13d-4, the undersigned hereby declares that the filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the following securities covered by this statement:

                 699,075 shares of a total of 1,095,536.3 shares subject to a
                     Voting and Transfer Restriction Agreement, effective December 31, 1990, among Robert L., David A., and Mark K. Rosenfeld, and the wife of each of them.


Item 5.        Ownership of Five Percent or Less of a Class.

                   (Inapplicable)






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


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                     The following persons have the right to receive dividends
               from, or the proceeds from the sale of, the following securities referred to in this statement (refer to answer to Item 4):

                            699,075 shares: Robert L. Rosenfeld, David A.
                                 Rosenfeld, the wife of each of them, and the issue of David A. Rosenfeld.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     (Inapplicable)


Item 8.        Identification and Classification of Members of the Group.

                     (Inapplicable)


Item 9.        Notice of Dissolution of Group.

                     (Inapplicable)


Item 10.       Certification.

                     (Inapplicable)



                                   Signature


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1996.



                                                      /s/ Mark K. Rosenfeld
                                                      ---------------------
                                                          Mark K. Rosenfeld


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